UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*

                       DATAMARINE INTERNATIONAL, INC.
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                              (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                  238045108
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                               (CUSIP Number)

                              David C. Thompson
          Datamarine International, Inc., 7030 - 220th Street S.W.,
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              Mountlake Terrace, WA 98043; Tel: (425) 771-2182
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               October 4, 2000
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           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages


---------------------                                  ---------------------
CUSIP NO.  238045108                 13D               Page 2 of 4 Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ARTHUR P. STASIK        ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [ ]
                                                              (b)    [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*    PF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                   7     SOLE VOTING POWER

                         409,500 shares
NUMBER OF          ---------------------------------------------------------
SHARES             8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY           ---------------------------------------------------------
EACH               9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                   409,500 shares
WITH               ---------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                   ---------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      409,500
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.7%
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14    TYPE OF REPORTING PERSON*
      IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 4 Pages


Item 1. Security and Issuer.

      This Schedule 13D relates to the $.01 par value Common Stock (the "Common Stock") of Datamarine International, Inc., a Washington corporation (the "Issuer"). The Company's principal executive offices are located at 7030 - 220th Street S.W., Mountlake Terrace, WA 98043.

Item 2. Identity and Background.

            a) Arthur P. Stasik
            b) 3302 Patrick Henry Drive, Falls Church VA 22044
            c) Private Investor, same address as above
            d) None
            e) None
            f) United States

Item 3. Source and Amount of Funds or Other Consideration

      On October 4, 2000 Arthur P. Stasik acquired 409,500 shares of Common Stock of the Issuer in a private placement offering at a price of $0.8547 per share. The aggregate purchase price was $350,000.00. The source of funds for all transactions was cash paid by Arthur P. Stasik from working capital, no funds borrowed.

Item 4. Purpose of Transaction.

      The purpose of all the transactions reported hereunder was to acquire the Common Stock of Issuer solely for investment purposes. Arthur P. Stasik does not have any current plans or proposals that relate to or would result in any of the actions or occurrences described in Items 4(a) - 4(c) and 4(e)
- 4(f) of Schedule 13D. With respect to item 4(d), Mr. Statsik is being considered as a candidate to fill an existing vacancy on the board but the Issuer has no obligation to appoint Mr. Stasik to its board.

Item 5. Interest in Securities of the Issuer.

      (a) Arthur P. Stasik is the record owner of 409,500 shares of the Issuer's Common Stock, representing 8.7% of the Issuer's issued and outstanding Common Stock.

      (b) Arthur P. Stasik has sole power to vote or to dispose of 409,500 shares of Common Stock.

      (c) During the past 60 days, the following transactions were effected:
(i) On October 4, 2000 Arthur P. Stasik acquired 409,500 shares of Common Stock of the Issuer in a private placement offering at a price of $0.8547 per share. The aggregate purchase price was $350,000.00.

      (d) Not applicable.

                              Page 3 of 4 Pages


      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      None.

Signature

      After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 2000

                                       /s/ ARTHUR P. STASIK
                                       ------------------------------
                                       ARTHUR P. STASIK

                              Page 4 of 4 Pages

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